LEGG MASON
GLOBAL ASSET MANAGEMENT

News Release

FOR IMMEDIATE RELEASE

Investor Relations:
Alan Magleby
410-454-5246
amagleby@leggmason.com

Media:
Mary Athridge
212-805-6035
mkathridge@leggmason.com

LEGG MASON ANNOUNCES EXPECTED THIRD FISCAL QUARTER EARNINGS AND DECEMBER AUM

Baltimore, Maryland – January 13, 2014 – Legg Mason, Inc. (NYSE: LM) announced today, in connection with a potential refinancing of all, or a portion of its currently outstanding bank term loan, that it expects its net income for the quarter ended December 31, 2013 to be in the range of $0.65 to $0.68 per diluted share, or $79 million to $83 million, which is above current analysts' consensus estimates. The expected results reflect a decrease from the Company's net income in the September quarter, which was $86 million or $0.70 per diluted share. This quarter's earnings included:

- A higher expected effective tax rate of 36%, compared with 18% in the second fiscal quarter, as last quarter's results included a United Kingdom tax benefit of $19 million or $0.16 per diluted share.
- Severance and other operating expenses related to previously announced corporate initiatives, including the closing down or reorganizing of certain businesses of $12 million, or $0.07 per diluted share, compared with $9.5 million, or $0.05 per diluted share, of such costs in the prior quarter.
- This quarter's results also include an expected $5 million, or $0.04 per diluted share, charge for an adjustment to increase the contingent payment liability related to the Fauchier acquisition, as the acquired business has performed better than initially projected.
- In addition, the expected earnings include approximately $48 to $52 million in performance fees in the quarter, as compared to $17 million in the prior quarter.

Legg Mason's preliminary Assets Under Management as of December 31, 2013 were $680 billion, with the increase during the quarter arising from $14 billion in market appreciation (including a $4 billion negative foreign exchange impact), as well as $10 billion of inflows. The inflows consisted of $10 billion of positive liquidity flows and $700 million of fixed income inflows, offset by an equal amount of equity outflows.

Following is a table summarizing preliminary Assets Under Management as of 12/31/13:

Assets Under Management
(Amounts in billions)

	Preliminary Dec 2013	Sep 2013	Jun 2013	Mar 2013	Dec 2012
Equity	$ 182.5	$ 169.5	$ 164.4	$ 161.8	$ 145.5
Fixed Income	355.6	355.0	351.0	365.1	367.0
Long-Term	538.1	524.5	515.4	526.9	512.5
Liquidity	141.4	131.5	129.1	137.7	136.4
Total	$ 679.5	$ 656.0	$ 644.5	$ 664.6	$ 648.9

About Legg Mason

Legg Mason is a global asset management firm, with $680 billion in assets under management as of December 31, 2013. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and in the Company's quarterly reports on Form 10-Q.

We have provided a range for our preliminary results described above because our financial closing procedures for our third fiscal quarter ended December 31, 2013 are not yet complete. We currently expect that our final results will be within the ranges described above. However, the estimates described above are preliminary and represent the most current information available to management. Therefore, it is possible that our actual results may differ materially from these estimates due to the completion of our financial closing procedure, final adjustments and other developments that may arise between now and the time our financial results for our third fiscal quarter ended December 31, 2013 are finalized.